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**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BHS Financial, LLC. f/k/a Brooks, Houghton Securities, Inc

TYPE OF REGISTRANT (check all applicable boxes):
- ■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

111 N Orange Avenue Suite 1000
(No. and Street)

| Orlando | FL | 32801 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| David Weinberger | 407-254-1500 | Accounting@iaac.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Accell CPA & Associates, P.A.
(Name – if individual, state last, first, and middle name)

| 8270 Woodland Center Blvd #3425 | Tampa | FL | 33614 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 07/09/2024 | 7204 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
|---|
| |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, David Weinberger _____ swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Brooks, Houghton Securities, Inc _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, ~~director~~ or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a ~~customer~~.

**Signature:** _____

**Title:** Chief Financial Officer

_____
Notary Public

*[Notary seal: NOTARY PUBLIC / MY COMMISSION EXPIRES 3-12-2029 / STATE OF FLORIDA / COMMISSION NUMBER HH 611527]*

## This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# BHS Financial, LLC.
## f/k/a Brooks, Houghton Securities, Inc.

# FINANCIAL STATEMENTS

## Year Ended December 31, 2025



Accell
CPA & Associates P.A.

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of BHS Financial, LLC, f/k/a Brooks, Houghton Securities, Inc.

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of BHS Financial, LLC, f/k/a Brooks, Houghton Securities, Inc. as of December 31, 2025, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and supplemental information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of BHS Financial, LLC, f/k/a Brooks, Houghton Securities, Inc. as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of BHS Financial, LLC, f/k/a Brooks, Houghton Securities, Inc.'s management. Our responsibility is to express an opinion on BHS Financial, LLC, f/k/a Brooks, Houghton Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to BHS Financial, LLC, f/k/a Brooks, Houghton Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Auditor's Report on Supplemental Information**

The supplemental information, consisting of Schedule I – Computation of Net Capital (Under Rule 15c3-1 of the Securities and Exchange Commission), and Schedule II – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3, have been subjected to audit procedures performed in conjunction with the audit of BHS Financial, LLC, f/k/a Brooks, Houghton Securities, Inc.'s financial statements. The supplemental information is the responsibility of BHS Financial, LLC, f/k/a Brooks, Houghton Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Accell CPA & Associates

We have served as BHS Financial, LLC, f/k/a Brooks, Houghton Securities, Inc.'s auditor since 2025.

Tampa, FL
January 26, 2026

8270 Woodland Center Boulevard - #3425 • Tampa, Florida 33614 • 813.495.4755

# BHS FINANCIAL, LLC. F/K/A BROOKS, HOUGHTON SECURITIES, INC.

## STATEMENT OF FINANCIAL CONDITION

### December 31, 2025

| | | |
|---|---|---:|
| **ASSETS** | | |
| Cash | $ | 46,219 |
| Prepaid expenses and other assets | | 6,656 |
| TOTAL ASSETS | $ | 52,875 |
| | | |
| **LIABILITIES** | | |
| Accounts payable and accrued expenses | $ | 13 |
| TOTAL LIABILITIES | | 13 |
| | | |
| **MEMBER'S EQUITY** | | 52,862 |
| TOTAL LIABILITIES AND MEMBER'S EQUITY | $ | 52,875 |

The accompanying notes are an integral part of these financial statements.

# BHS FINANCIAL, LLC. F/K/A BROOKS, HOUGHTON SECURITIES, INC.
## NOTES TO FINANCIAL STATEMENTS

### Year Ended December 31, 2025

**NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

This summary of significant accounting policies of BHS Financial, LLC. F/K/A Brooks, Houghton Securities, Inc (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity.

**Basis of Presentation**

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

**Nature of Business**

BHS Financial, LLC. f/k/a Brooks, Houghton Securities, Inc, a single-member LLC, is a full-service broker-dealer headquartered in Orlando, Florida. The Company is a wholly owned subsidiary of Pecunia Management, LLC (the "Parent"). The Company advises small and medium sized clients regarding raising capital. The Company conducts its operations primarily in the United States. Institutions remit funds payable for services directly to the Company or through the institution's transfer agent. No funds or securities are held by the Company. The Company is a registered broker-dealer and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

**Use of Estimates**

Management uses estimates and assumptions in preparing financial statements in accordance with US GAAP. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Significant estimates by management include the determination of the amounts to accrue with respect to certain litigation, the ultimate outcome of which cannot be determined until such litigation has been settled. Actual results could vary from the estimates.

**Cash and Cash Equivalents**

The Company considers financial instruments with original maturities of less than 90 days to be cash equivalents. The Company currently has no cash equivalents.

**Commissions Receivable and Credit Policies**

Commissions receivable are uncollateralized obligations due under normal trade terms, requiring payment within 30 days from the trade date. The Company generally collects receivables within 30 days and does not charge interest on commissions receivable with

# BHS FINANCIAL, LLC. F/K/A BROOKS, HOUGHTON SECURITIES, INC.
## NOTES TO FINANCIAL STATEMENTS

### Year Ended December 31, 2025

## NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

invoice dates over 30 days old. Payments of commissions receivable are allocated to the specific transactions identified or, if unspecified, are applied to the oldest, unpaid transactions.

Management individually reviews all commissions receivable balances that exceed 90 days from the invoice date and, based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining commissions receivable based on historical, current, and reasonable forecasts of collectability and determines amounts of any uncollectible receivables to be written off.

### Revenue Recognition

The Company provides administrative services to Brooks Houghton & Company, Inc, an entity related by common control. This revenue is not considered to be related to a contract with a customer and is recognized monthly as services provided.

### Income Taxes

The Company is a single-member LLC and does not file separate income tax returns; rather, its activity is included in consolidated tax returns by its member. Therefore, no provision for income taxes has been made in these financial statements. The Company identifies its major tax jurisdictions as U.S. federal and the state of Florida. As of December 31, 2025, with certain exceptions, the Company's member is no longer subject to income tax examinations by U.S. federal taxing authorities for any tax years prior to the past three tax years.

### Name Change

On October 20, 2025, the Company was acquired. In connection with the acquisition, the Company filed Articles of Conversion with the state of Florida to change it's name from Brooks, Houghton Securities, Inc. to BHS Financial, LLC. and convert from a C corporation to an LLC (Note 8). The change was made to better align with the Company's current operations and strategic direction. The name change did not affect the Company's operations or financial position.

### Recent Accounting Pronouncements

The Company adopts all applicable, new accounting pronouncements as of the specified effective dates.

**NOTE 2 – OPERATING SEGMENTS**

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of placement agent services. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominately in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Statement of Operations presents the segment revenue and significant expenses for the year ended December 31, 2025.

**NOTE 3 - COMMITMENTS AND CONTINGENCIES**

**Legal and Regulatory**

The Company is a registered broker-dealer and, as such, is subject to the continual scrutiny of those who regulate its industry, including FINRA, the United States Securities and Exchange Commission, and the various securities commissions of the states and jurisdictions in which it operates. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with rules and regulations promulgated by the examining regulatory authority. It is not uncommon for the regulators to assert, upon completion of an examination, that the Company has violated certain of these rules and regulations. Where possible, the Company endeavors to correct such asserted violations. In certain circumstances, and depending on the nature and extent of the violations, the Company may be subject to disciplinary action, including fines. As of December 31, 2025, the Company was not aware of any pending regulatory disciplinary action.

## NOTE 4 - CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of temporary cash, and deposits. The Company places its temporary cash investments with financial institutions, which balances may exceed federally insured limits.

During the year ended December 31, 2025, all of the Company's revenues was derived from a related party (see Note 5).

## NOTE 5 - RELATED PARTY TRANSACTIONS

At December 31, 2025, there were no outstanding payables to affiliates. In 2025, $24,954 was received by Brooks, Houghton & Company, Inc. pursuant to a management and administrative services agreement dated January 1, 2023. In 2025, the Company paid Brooks, Houghton & Company, Inc. $13,350, $10,800 and $804 for salaries, office expense and rent respectively, pursuant to an expense sharing agreement dated January 1, 2024.

## NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is a "Fully Disclosed Broker-Dealer." The Company does not carry customer accounts and does not accept customer funds or securities.

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. Under the Rule, the Company is required to maintain net capital equal to the greater of $5,000, or 6.67% of aggregate indebtedness. The Rule also requires that the Company's ratio of aggregate indebtedness to net capital not exceed 15 to 1, as computed under SEC Rule 15c3-1.

The amount of net capital during any period will fluctuate based on a number of factors, including the operating results for the Company. Net capital will also be impacted by contributions of capital to the Company, as well as distributions of capital. At December 31, 2025, the Company had net capital of $46,206, which was $41,206 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to capital ratio was .0003 to 1, as computed under SEC Rule 15c3-1.

## NOTE 7 – GOING CONCERN

The Company has incurred operating losses since commencement of operations. As such, the Company will likely require additional capital. The Parent is prepared to contribute capital as needed.

## NOTE 8 – CONVERSION FROM C CORPORATION TO LIMITED LIABILITY COMPANY

On November 25, 2025, the Company converted from a C Corporation to a limited liability company ("LLC") under Florida Statutes 605.1045 (the "Conversion"). As a result of this conversion, the Company's tax status changed from a taxable corporation to a pass-through entity for U.S. federal income tax purposes. Accordingly, income taxes attributable to the Company are the responsibility of the members, and no provision for federal income taxes has been recorded.

The Conversion did not result in any gain or loss for financial reporting purposes as the Company's only asset at the time of conversion was cash and prepaid expenses. The Company had net operating loss carryforwards of $12,193, which were not utilized to offset any liquidation gain and, accordingly, were permanently lost upon conversion.

In connection with the Conversion, the accumulated deficit of $156,824 as of the conversion date was reclassified from retained earnings to member's equity. The Conversion did not result in any changes to the Company's operations, assets, or liabilities. All membership interests in the LLC were issued in exchange for the outstanding shares of the C Corporation on a one-for-one basis, with no changes to voting rights or economic interests.

## NOTE 9 - SUBSEQUENT EVENTS

Management has evaluated subsequent events for recognition and disclosure through January 26, 2026, the date the financial statements were available to be issued, and determined that there were no such events requiring adjustment to, or disclosure in, the accompanying financial statements.